Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

October 10, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

The following are responses to the comments that we received from you by telephone on September 15, 2014, and October 8, 2014, regarding Post-Effective Amendment No. 150 to the Registration Statement on Form N-1A for the Direxion Hilton Yield Plus Fund (the “Fund”), a series of the Direxion Funds (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on July 30, 2013. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	(a)

The Staff notes the Fund’s use of “Yield Plus” in its name implies that the Fund seeks to provide income to shareholders, therefore, the Fund’s primary investment objective should be to seek to provide income. Please revise the Fund’s investment objective accordingly.

The Trust responds by changing the Fund’s name from “Direxion Hilton Yield Plus Fund” to “Direxion Hilton Tactical Income Fund” and revising the Fund’s investment objective to state that the Fund “seeks income and capital appreciation consistent with preservation of capital.”

(b)	The Staff notes that the Fund’s new investment objective states that the Fund “seeks income and capital appreciation consistent with preservation of capital.” As “Income” is part of the Fund’s name, “capital appreciation” should be a secondary objective, as opposed to part of the primary objective.

Section 35(d) of the Investment Company Act of 1940, as amended (“1940 Act”) prohibits a registered investment company from adopting as part of its name any word or words that the Commission finds materially deceptive or misleading. Rule 35d-1 under the 1940 Act states that a materially deceptive or misleading name includes the specific names that are covered by the rule, and it requires that funds with such names adopt investment policies with respect to 80 percent of their net assets in order to avoid running afoul of Section 35(d). The Staff of the Division of Investment Management has stated that Rule 35d-1 would not apply to the use of the term income, where that term suggests an investment objective or strategy rather than a type of investment, and has noted that the term income in a fund’s name generally suggests

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that the fund emphasizes the achievement of income and does not suggest a type of investment. See Frequently Asked Questions about Rule 35d-1 (available at http://sec.gov/divisions/investment/guidance/rule35d-1faq.htm.)

Absent any issue under Rule 35d-1, the analysis turns on whether the Fund’s name would otherwise create any issues under Section 35(d). The Commission has indicated that whether a name is misleading such that an action under Section 35(d) would be supported “depends on all of the facts and circumstances, including other disclosure to investors.” (See, e.g., Investment Company Names, SEC Rel. No. IC-24828 n.47 (Jan. 17, 2001) Given the totality of the disclosure in the Fund’s prospectus, including the Fund’s investment objective and investment strategy to invest in a diversified portfolio of income producing securities, the Fund submits that the use of the term income in the Fund’s name is not materially deceptive or misleading.

2.	In the Footnote to the Fund’s “Annual Fund Operating Expenses” table please consider revising the footnote to describe what the Operating Services Fee includes, rather than indicating what it excludes. Please also consider presenting the Operating Services Fee amount in the Footnote and clarifying that the Operating Services Fee is set forth under the terms of the Operating Services Agreement.

Instruction 3(c)(i) to Item 3 on Form N-1A provides that the “Other Expenses” line item to the fee table provide “all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts.” The Trust notes that the Operating Services Agreement is a unitary fee arrangement for certain expenses of the Fund and it is appropriately disclosed as an “Other Expense” line item. The Trust notes that, given the significant breadth of matters included in the fee, disclosure of the broad range of services that are covered by the Operating Services Fee would involve a lengthy and cumbersome recitation and discussion of services, as it would necessitate including large sections of the Operating Services Agreement. In the interest of brevity and clarity, the Trust identifies those items that are not covered by the Operating Services Fee, which provides a more streamlined disclosure of the coverage of the Operating Services Fee. The trust believes that this approach is supported by the “plain English” requirements of Rule 421.

The Trust further responds by including the Operating Services Fee in the text of the Footnote and clarifying the terms of the Operating Services Agreement, as follows:

(1) Rafferty Asset Management, LLC (“Rafferty” or “Adviser”) has entered into an Operating Services Agreement with the Fund. Under this Operating Service Agreement, Rafferty has contractually agreed, in exchange for an annualized fee of 0.15% of the average daily net assets of each class of the Fund, to pay all expenses of the Fund through September 1, 2015 as long as Rafferty is the adviser to the Fund, other than the following: management fees, distribution and/or service fees, acquired fund fees and expenses, taxes, leverage interest, dividends or interest on short positions, other interest expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation or other expenses outside the typical day-to-day operations of the Fund. This Operating Services Agreement may be terminated at any time by the Board of Trustees.

In addition, the Trust notes that the Operating Services Agreement is filed as exhibit (h)(v)(B) to the Post-Effective Amendment No. 151 to the Registration Statement on Form N-1A for the Fund.

3.	In the “Portfolio Turnover” paragraph, please indicate that the Fund is new and therefore there is no portfolio turnover.

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October 10, 2014

The Trust notes that the statement referenced above is required by Item 3 or Item 13 of Form N-1A, which requires the inclusion of an audited portfolio turnover rate. The Trust notes that the audited portfolio turnover rate for the Fund’s predecessor is not yet available, therefore the audited portfolio turnover rate for the predecessor fund cannot be included at this time. As such, the Trust respectfully declines to include such the requested disclosure.

4.	With respect to the Fund’s Principal Investment Strategy, please confirm whether the Fund will invest in any private investment companies (hedge funds) that rely on Section 3(c) of the 1940 Act.

The Trust confirms that the Fund will not invest in any private investment companies that rely on Section 3(c).

5.	Under “Portfolio Investment Strategy” on page two of the Prospectus, the strategy states that “The Subadviser’s investment process begins by looking at various global macro-economic factors such as fiscal/monetary policy, interest rates, geo-political risks, inflation, commodity pricing, government policies and general business conditions.” Please confirm whether the Fund intends to invest in foreign securities.

The Trust confirms that the Fund does not plan to invest in foreign securities.

6.	Under “Principal Investment Strategy” on page two of the Prospectus, the strategy indicates that “The objective of the Subadviser’s fixed income portfolio strategy is to generate higher income than would be expected from traditional intermediate term fixed income investments such as U.S. government bonds.” If this statement is true, then please consider changing the Fund’s investment objective accordingly.

The Trust responds by noting that the Fund is changing its investment objective, as discussed in the response to Comment #1 above.

7.	Within the Principal Investment Strategies section on page 2, the Fund describes its ability to invest up to 100% in cash and cash equivalents for temporary defensive purposes. To the extent such strategy is not a principal investment strategy, please consider removing this disclosure and including it solely within the Fund’s Item 9 discussion.

Instruction 6 to Item 9 on Form N-1A requires disclosure if a fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Further, Item 4(a) on Form N-1A requires that a fund provide a summary of how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies Due to the tactical nature of the Fund, the Trust considers the Fund’s ability to make significant investments in cash to be a principal investment strategy. Accordingly, the Trust respectfully declines to make the requested revision.

8.	The Fund’s definition of “temporary defensive purposes” is too broad. Please revise the disclosure in accordance with Item 9, Instruction 6 of Form N-1A.

The Trust responds by revising the disclosure in accordance with the Staff’s comment as follows:

At the Subadvisors’ discretion, the Fund may invest in high-quality, short-term debt securities and money market instruments for (i) temporary defensive purposes in response to adverse market, economic or political conditions and (ii) to retain flexibility

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in meeting redemptions, paying expense and identifying and assessing investment opportunities. For temporary defensive purposes, the Subadviser may invest up to 100% of the Fund’s total assets in high-quality, short-term debt securities and money market instruments. These short-term debt securities and money market instruments include cash, shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. government securities, discount notes and repurchase agreements. Taking a temporary defensive position may result, at times, in the Fund not achieving its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund will bear its pro rata portion of such money market fund’s management fees and operational expenses. When investing for temporary defense purposes, the Subadvisor may invest up to 100% of the Fund’s total assets in such instruments. Taking a temporary defensive position may result in the Fund not achieving its investment objective.

9.	For “Debt Instrument Risk” under the “Risks” Section, please disclose that the debt instruments for which the Fund invests include fixed-income securities as provided by the Fund’s Principal Investment Strategy.

The Trust responds by including the requested disclosure, as follows:

The Fund may invest in fixed-income securities and debt instruments of any maturity, including corporate bonds, ETNs, municipal bonds, and securities issued, backed or otherwise guaranteed by the U.S. government, or its agencies, including securities issued by U.S. government sponsored entities.

10.	Under “Risks”, please consider separating the Principal Risks of the Fund from the full list of risks. Please also confirm that the risks disclosed on page 9 in response to Item 9 of Form N-1A are not repetitive of the risks disclosed on page four in response to Item 4 of Form N-1A. The Staff notes that certain risks are identical.

The Trust responds by summarizing risks disclosed in response to Item 9 in the Item 4 disclosure.

11.	Under the section “Similarly Managed Account Performance”, please confirm that the tables presented include all privately managed accounts.

The Trust responds by confirming that tables presented under the section “Similarly Managed Account Performance” includes all privately managed accounts that have substantially similar objectives, policies and investment strategies and this information is disclosed in the first paragraph under that section.

12.	Under the section “Similarly Managed Account Performance”, please confirm supplementally that the portfolio managers managing the similarly managed accounts are the same portfolio managers that manage the Fund and the portfolio managers have the same discretion when advising the similarly managed accounts as they do when advising the Fund.

The Trust responds by confirming that the portfolio management team for the similarly managed accounts are the same portfolio managers that manage the Fund. The Trust also notes that this disclosure can be found in the first paragraph under the section “Similarly Managed Account Performance.” The Trust also notes that the portfolio managers have the same level of investment discretion when advising both the Fund and the similarly managed accounts.

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13.	Under the section “Similarly Managed Account Performance”, please disclose that the composite deducts all fees and expenses.

The Trust responds by confirming that the composite deducts all fees and expenses and notes that such disclosure is included in the third paragraph under the section “Similarly Managed Account Performance.”

14.	In accordance with Item 1(c) of Form N-1A the SEC file number on the last page of the Statutory Prospectus should be one font size smaller than the font on the rest of the page.

The Trust has incorporated the requested change.

SAI

1.	On page 10 of the SAI, with respect to “Option, Futures and Other Derivatives Strategies,” under “Investment Policies and Techniques”, please confirm whether these strategies are principal investment strategies of the Fund.

The Trust responds by confirming that the Fund’s investment in “Option, Futures and Other Derivative Strategies” is not a principal investment strategy of the Funds, rather to the extent the Fund invests in these instruments, those investments will be de minimus.

Part C

1.	With respect to Item 30 of Part C, please provide the undertaking required by Rule 484 of Regulation C.

The Trust responds by including the requested disclosure.

2.	With respect to the Signature Page of Part C, please confirm that you have a certified resolution of the Board of Trustees to sign on behalf of Mr. O’Neill in accordance with Rule 430(b).

The Trust notes that the Power of Attorney and Certified Resolution was filed with the Trust’s Post-Effective Amendment No. 138 on to the Registration Statement on Form N-1A on September 3, 2013.

*        *        *         *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Robert J. Zutz, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC